








PROCESSED
MAY 07 2003
THOMSON
FINANCIAL

FOCUSED DIVERSIFICATION

HARTMARX 2002
Annual Report


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 19 2003


RECEIVED BY THE BRANCH OF DOCUMENT
CONTROL
MAY 6 - 2003
FROM
BY



FOCUSED DIVERSIFICATION

IT TAKES MANY PARTS TO MAKE A WHOLE. AND IT TAKES VISION TO BRING THEM ALL TOGETHER. AT HARTMARX, FOCUS IS WHAT MAKES DIVERSIFICATION WORK. FROM OUR MANY BRANDS TO OUR VARIED RETAIL CHANNELS, FLEXIBILITY IS OUR STRENGTH.

At Hartmarx, our realized vision for 2002 was to operate as a focused, diversified apparel company and to meet our specific financial and organizational goals. Today, Hartmarx's five tightly organized business units market well-differentiated lifestyle apparel products for a variety of retail and consumer needs.

Those five distinct business units, Luxury, Tailored Clothing, Men's Sportswear, Womenswear and International, enable us to efficiently generate volume and profit growth as the company works to achieve its strategic objective of balancing its tailored and non-tailored apparel sales.

Within the five business units, Hartmarx further defines its product groups as luxury, premium and moderate. Inherent in this "good-better-best" marketing strategy is a merchandising subset that provides basic, traditional and fashion-forward branded products.

In all, it's a focus that offers a clear view of what Hartmarx is and what we are positioned to accomplish.

CATEGORY SALES DISTRIBUTION

FOUR BUSINESS CATEGORIES, UNLIMITED POTENTIAL. WHILE TAILORED CLOTHING CONTINUES TO BE A VITAL PART OF THE HARTMARX MIX, WE ARE MOVING TOWARD A MORE PERFECT BALANCE OF TAILORED VERSUS NON-TAILORED OFFERINGS.


57%
SUITS AND SPORTCOATS
9%
WOMENSWEAR
6%
INTERNATIONAL
28%
SPORTSWEAR AND SLACKS

CONTENTS

FINANCIAL HIGHLIGHTS

Years ended November 30	2002	2001
		Restated
Net Sales	$ 570,300,000	$ 600,200,000
Earnings (Loss) Before Taxes and Extraordinary Item	5,625,000	(29,463,000)
Earnings (Loss) Before Extraordinary Item	3,405,000	(17,825,000)
Net Earnings (Loss)	866,000	(17,894,000)
Earnings (Loss) Per Share (basic and diluted):		
Before Extraordinary Item	.10	(.60)
After Extraordinary Item	.02	(.60)
Equity Per Share at November 30	5.21	6.15
Average Number of Common Shares and Common Share Equivalents:		
Basic	33,577,000	30,013,000
Diluted	33,662,000	30,013,000



Elbert O. Hand
Chairman of the Board

Homi B. Patel
Chief Executive Officer

LETTER TO THE SHAREHOLDERS

HARTMARX MADE VERY SIGNIFICANT PROGRESS TOWARDS ESTABLISHING ITSELF AS A STABLE, DIVERSIFIED APPAREL COMPANY WITH A SOLID BALANCE SHEET AND A BUSINESS MODEL THAT FOCUSES ON EARNINGS IMPROVEMENTS.

AT our annual Stockholders' Meeting in April 2002, we announced three financial objectives for this year. We achieved all three, significantly exceeding two of them. First, we were profitable for the third quarter, fourth quarter and for the full year with pre-tax earnings of $5.6 million before extraordinary item. Second, we reduced debt by $48 million versus the goal of $25 million; and finally, we reduced working capital 20%—surpassing our goal of 15%. In 2002, Hartmarx made very significant progress towards establishing itself as a stable, diversified apparel company with a solid balance sheet and a business model that focuses on earnings improvements.

We did, however, suffer a significant setback at International Women's Apparel (IWA), which represents approximately 4% of Hartmarx's sales and 50% of the Company's women's apparel segment. Our internal auditors, as part of their fiscal 2002 year-end work, identified several transactions that had not been properly accounted for at this business unit. Following an extensive review and investigation by the Company, its independent auditors and the audit and finance committee of the Board of Directors, we restated operating results for 2000, 2001 and the first three quarters of 2002. The overall impact of this restatement reduced shareholders' equity by $.03 per share. To address these issues, among other things, the Company has taken the following steps: appointed a new chief executive officer at IWA, replaced the chief financial officer at IWA who will now report directly to the Hartmarx chief financial officer, and enhanced existing financial controls and procedures.

Hartmarx Corporation is pleased to report that we have now put in place a complete financing structure to complement our operational strategies. In August 2002, we entered into a new Libor and Prime-based $200 million senior credit facility through February 2006, with an additional one-year renewal at Hartmarx's option. As of March 10, 2003, the weighted interest rate on this facility was 3.8% compared to 6.7% on the previous facility.

Concurrent with obtaining the new financing, we repaid a $15 million 10.25% term loan. Subsequently, in November 2002 and in January 2003, we retired $25.3 million of 12.5% notes, well ahead of their September 2003 maturity. These moves will result in an annualized reduction of interest expense of at least $4 million, an increase in our borrowing capacity to fund our ongoing businesses, and the elimination of several burdensome financial covenants. All of this was made possible by a major company-wide program of inventory reduction with each operation contributing to a total $35 million, or 23% inventory decline during 2002.

OUR LONG-TERM GOALS REMAIN UNCHANGED—TO ACHIEVE AN 8% PRE-TAX PROFIT WHICH TRANSLATES TO EARNINGS PER SHARE OF APPROXIMATELY 90 CENTS BY 2006, AND TO ACHIEVE A 50/50 SALES SPLIT BETWEEN TAILORED AND NON-TAILORED CATEGORIES.

We also have reorganized the company into five clearly defined businesses. Moving away from a divisional format, we now have five distinct strategic business units—Luxury, Tailored Clothing, Men's Sportswear, Womenswear and International. Throughout this Annual Report and in the future, the company will be explained in those terms. Not only does this structure make your Company more understandable, it has also enabled us to eliminate several duplicative back office operations.

In 2002, we combined our three Canadian operations, Coppley Apparel, Royal Shirt and L'Esprit du Pantalon, into one entity. We eliminated back office departments for our men's sportswear business in Michigan City, Indiana, and consolidated those into our Easton, Pennsylvania, facility. Our most ambitious undertaking, consolidating our tailored clothing organizations into a single administrative structure, is well underway and should be substantially completed by Spring 2003. As a result of these and other restructuring actions, our non-union headcount has been reduced by 600 positions or 35% in the last two years. We anticipate an additional 5% reduction for 2003. We will, however, continue to have separate merchandising, marketing and selling organizations for each business unit to preserve product and brand differentiation.

The following is a summary of our business units:

Luxury: Our Luxury business, consisting of the Hickey-Freeman, Burberry and Bobby Jones brands, constitutes an exceptional collection of prestigious American and international brands and products. Hickey-Freeman, the preeminent American Luxury collection, continues to expand with a flagship store on 5th Avenue in New York and shop-in-shops in fine department and specialty stores throughout the world. Burberry, Great Britain's best-known prestigious brand, and Bobby Jones, the golf business every competitor wants to emulate, provide a foundation for growth and profitability.

Tailored Clothing: Under the new organizational structure, we will have by far the largest, most efficient tailored clothing operation in the U.S. The suit is making a slow but steady comeback with more and more companies gradually reducing or eliminating casual dress codes. This conversion is particularly true in certain industries such as investment banking, where a tough economy and the decline in influence of the high-tech industry has resulted in more serious businesslike attitudes. Led by Hart Schaffner & Marx, the best known tailored clothing brand in America, we have a balanced, diversified portfolio of traditional, contemporary and designer brands positioned to benefit from this trend.

At the end of 2002, Hartmarx owned seven efficient tailored clothing factories, all of which are working at full capacity to produce our higher quality clothing lines. Having closed numerous facilities over the last decade, we have now achieved an optimal mix of owned facilities and offshore sourcing using independent contractors. Our ability to source product on a worldwide basis keeps growing, and today we have garments coming from many countries. After several years of reducing our moderate-priced tailored clothing offerings because of low profitability thresholds, our global sourcing competency provides a basis for expanding this business sector.

Men's Sportswear: For the first time since Hartmarx embarked on sportswear, we now have focused, profitable product offerings. In spite of having eliminated certain unproductive brands, our sportswear volume will exceed $100 million in 2003 and will contribute significantly to earnings. Ted Baker, the fastest-growing contemporary brand in the U.K., provides an excellent platform for growth in the market serving younger U.S. consumers. The acquisition of Consolidated Apparel enables us to market the Pierre Cardin and Naturalife brands to a totally different distribution channel. Finally, we have introduced a new business model for exclusive national brands within department stores. Under this concept, we launched an Austin Reed sportswear collection at Dillard's. Preliminary discussions with other retailers on similar programs are in progress.

Womenswear: Our womenswear business, clearly focused on the professional woman, is marketed through fine department and specialty stores and through our Barrie Pace direct-mail catalog and Internet web site. As previously stated, 2002 was a difficult year for this business. We believe we have made significant management and structural changes that will allow this unit to grow and again be profitable.

International: Our Canadian operations continue to be successful and profitable. Catering to the consumer who wants quality custom clothing and shirts, our Coppley Apparel and Royal Shirt businesses dominate this niche. In 2003, we also added a number of licensing programs in many countries, building on our 37 licensed programs in 32 countries.

HAVING SOLIDIFIED OUR BALANCE SHEET, WE WILL ONCE AGAIN BE PRUDENTLY INVESTIGATING ACQUISITIONS THAT MEET VERY CLEAR, PRE-DETERMINED CRITERIA.

For 2003, we have established the following goals:

1 To reverse the declining sales trend of the last three years with a small single-digit increase.

2 To significantly increase earnings per share. While we do not plan to provide quarterly earnings guidance, we believe that the current annual estimate indicated by First Call for 2003 is reasonable and in keeping with our long-term goals.

3 To continue to reduce debt on a comparable basis (excluding any potential impact from acquisitions, stock buy-backs, or dividends) by at least $15 million.

Our long-term goals remain unchanged—to achieve an 8% pre-tax profit which translates to earnings per share of approximately 90 cents by 2006, and to achieve a 50/50 sales split between tailored and non-tailored categories. Having solidified our balance sheet, we will once again be prudently investigating acquisitions that meet very clear, pre-determined criteria.

Chuck Marshall will retire from the Board at the Annual Meeting after 22 years of service. We are sincerely grateful for his dedication and counsel, and we look forward to a continuing relationship with Chuck as Director Emeritus.

While we fully recognize that our stock price has been at very depressed levels, we are nonetheless pleased that in calendar year 2002, Hartmarx stock appreciated by 48%, significantly outperforming all the financial indexes including the index of comparable apparel companies. We are confident that the efforts put forth by your management are starting to show results and that long-term appreciation of Hartmarx stock price is on the horizon. The last few years have been very hard for all our stakeholders. In particular, our stockholders and our employees have endured some exceedingly difficult times. We thank all our employees for their dedication, loyalty and the focus they have brought to turning around this company. To our stockholders, we pledge to improve our earnings.

March 10, 2003

Hickey-Freeman Suit



Hickey-Freeman Cufflinks



LUXURY



Bobby Jones

LUXURY

IMAGE BRANDING IS THE MARKETING STRATEGY IN OUR LUXURY BUSINESSES. THE BOBBY JONES ICON, THE BURBERRY SIGNATURE PLAID AND THE AMERICAN STYLE SIGNATURE THAT IS HICKEY-FREEMAN ARE LUXURY STATEMENTS IN THIS HARTMARX BUSINESS UNIT.

Long a mark of quality and elegance, the Hickey-Freeman label has been redesigned to reflect the contemporary attitude of this brand's complete collection of tailored clothing, men's furnishings and sportswear. At its store at 666 Fifth Avenue, New York, the new Hickey-Freeman has attracted a younger, fashion-oriented customer, while shop-in-shop presentations are drawing fine department and specialty store consumers around the world.

Capturing the essence of Great Britain's world-renowned brand, and building on its current popularity among American consumers, Burberry men's tailored clothing is marketed in Burberry stores and other fine specialty stores throughout the U.S.

Inspired by golf's greatest legend, our Bobby Jones offerings encompass fashion sportswear, golfwear and tailored apparel. Bobby Jones "Collection" is focused on superior quality and design. Bobby Jones "Players" is golfwear crafted with luxurious but functional textiles. Both bear the Bobby Jones icon that has become a recognized symbol of being the best.



Hickey-Freeman Store, 666 Fifth Avenue, New York

James Davis
Hickey-Freeman Store


HICKEY FREEMAN

LUXURY


HICKEY FREEMAN

Mitchell's
Hickey-Freeman Store



Hickey-Freeman
Neckwear


Hart Schaffner Marx

TAILORED

FOR MORE THAN 100 YEARS, HARTMARX BRANDS HAVE BEEN SETTING THE STANDARD FOR PROFESSIONAL DRESS. FROM HART SCHAFFNER & MARX TO CONTEMPORARY NAMES LIKE KENNETH COLE AND TED BAKER, HARTMARX TAILORED CLOTHING IS THE DOMINANT PLAYER IN THIS APPAREL CATEGORY.

Strongly driven by both marketing and sales, this business possesses industry-leading brands, with Hart Schaffner & Marx its most notable label. Other brands include Austin Reed, Kenneth Cole, Claiborne, Perry Ellis, Palm Beach, Evan-Picone, Tommy Hilfiger, Jack Nicklaus, Ted Baker, Pierre Cardin, Wimbledon and Sansabelt. With great diversity of style and retail price points ranging from $250 to $800 for suits, HMX Tailored is positioned to sell to a broader range of retail channels than any other U.S. tailored clothing company.

Combining four entities into one, a new organizational structure now focuses on efficiency, value, service, flexibility and quality, with responsive solutions to the diversified needs of its retail customers and consumers. With America's most modern, efficient tailored clothing factories to produce our finer offerings and overseas resources to help provide price sensitive product, this Hartmarx business leads the industry in value and fashion scope.

Kenneth Cole



TAILORED



Claiborne

Evan-Picone


Austin Reed


Ted Baker

Perry Ellis

Tommy Hilfiger



TAILORED



Sansabelt, Palm Beach

MEN'S SPORTSWEAR

HARTMARX MARKETS MEN'S SPORTSWEAR FROM CLUBHOUSE SHOPS TO BIG-BOX CLUB STORES. WITH A SPORTSWEAR PRESENCE THAT TARGETS MULTIPLE CHANNELS, HARTMARX SERVES UP AN AGGRESSIVE APPROACH TO TODAY'S RETAIL ENVIRONMENT.

Sportswear is an increasingly important part of the Hartmarx product mix and a vital part of our sales growth strategy.

Our two sportswear businesses, HMX Sportswear and Consolidated Apparel, market casualwear to various market segments with different business models. Consolidated Apparel is a highly efficient, classification producer that sells to club channels and national retailers. With top design capabilities, HMX Sportswear is a collection merchandiser that services fine department and specialty stores, golf clubs and resort shops.

The 2001 purchase of Consolidated Apparel broadened our retail channel reach. As part of our company, Consolidated will market selected Hartmarx brands to value-oriented retailers, such as the Spring 2002 introduction of Pierre Cardin sportswear at Sears.

HMX Sportswear markets Ted Baker, Jack Nicklaus golfwear and Pusser's of the West Indies to department and specialty stores. Adopting a new business model, HMX Sportswear will also bring exclusively designed, branded products to individual store groups, such as the collection that made its debut at Dillard's this fall under the Austin Reed label. Additional programs are under development to help retailers offer true differentiation and value in a highly competitive marketplace.



Jack Nicklaus


Ted Baker

Austin Reed



MEN'S SPORTSWEAR



Pusser's of the West Indies



Naturalife

WOMENSWEAR

PROFESSIONAL WOMEN KNOW: HARTMARX BRANDS OFFER SERIOUS STYLE. WHETHER IT'S AN EXQUISITELY CUT SUIT OR ALL THE LITTLE THINGS THAT BRING A LOOK TOGETHER, OUR WOMENSWEAR DELIVERS FASHION THAT WORKS.

Our womenswear entities are driven by the preferences of the career-oriented consumer. This sophisticated customer demands traditional and modern classic design, fine fabrics, top tailoring detail and no small amount of style.

Austin Reed, the dominant label for both International Women's Apparel and Barrie Pace, exemplifies these qualities while delivering up-to-the-moment fashion. Bringing balance to our fashion mix and to our retail distribution, International Women's Apparel also markets two fashion brands: Ted Baker and Pusser's of the West Indies. In 2003, we will introduce the Andrea Jovine Collection for the fashion consumer.

Marketed to professional women via mail for 17 years, Barrie Pace products became available over the Internet as well as through eight print catalogs in 2002. On-line sales have developed rapidly, attracting new customers. In 2003, we anticipate that more than 25% of Barrie Pace sales volume will come through www.barriepace.com. Yet, however women find us, one thing remains constant, our womenswear makes workplace elegance look easy.





Ted Baker



WOMENSWEAR

Pusser's of the West Indies

Hawksley & Wight

INTERNATIONAL

AT HARTMARX, FASHION KNOWS NO BOUNDARIES. FROM CANADA TO CHILE, SCOTLAND TO SOUTH KOREA, HARTMARX BRINGS BRANDED APPAREL TO A GLOBAL CONSUMER.

Dedicated licensing, licensing management, distribution, manufacturing and marketing activities give Hartmarx a presence in 32 nations under 37 agreements, including our six newest agreements initiated in 2002.

Trenza Ltd. opened a Hickey-Freeman in-store shop in Diamaru, bringing their total to 22 shops in Japan. New shops were introduced in St. Andrews, Scotland, for Bobby Jones; Taiwan and Chile for Hart Schaffner & Marx; and Japan and South Korea for Jack Nicklaus. Kosugi Sangyo opened 40 in-store Golden Bear shops in Japan this year, while FnC Kolon Corporation now operates and franchises 80 Nicklaus shops in South Korea.

For 30 years, Hartmarx has been the worldwide managing partner for Nicklaus Apparel, with an International Licensing Department that supervises $250 million in Nicklaus retail sales. In 2002, Hartmarx became the Bobby Jones exclusive Licensing Managing Partner for all product categories worldwide, building that brand's global potential.

In Canada, Hartmarx oversees the Coppley Apparel Group, Royal Shirt Company and L'Espirit du Pantalon. Hartmarx Canada designs and produces products sold in Canada and the U.S. via the industry's most advanced continuous replacement technology. On the custom front, Coppley delivers made-to-measure suits in seven days, making it the world class standard bearer for rapid customer satisfaction.


HF
HICKEY

Hickey Freeman Store
Tokyo

Bobby Jones Store
St. Andrews, Scotland



INTERNATIONAL



Nicklaus Shop
Korea

Hart Schaffner Marx
Taiwan



Coppley
Royal Shirt

INTERNATIONAL LICENSEES AND DISTRIBUTION

International Licensees

Canada
Empire Clothing Manufacturing Company, Inc.
Ike Behar Licensing, Inc.
Superba, Inc.
West Mill Clothes, Inc.

Chile
Almacenes París Comercial S.A.

China
FnC Kolon (Shanghai) Corporation

Colombia
Confecciones Colombia S.A.

Indonesia
P.T. Trimex Sarana Trisula, Ltd.
Trans International Fashion Limited

Japan
Alps Kawamura Co., Ltd.
Eminento, Inc.
Futata Co., Ltd.
Goto Co., Ltd.
K-Niche Co., Ltd.
Kosugi Sangyo Company, Ltd.
Marubeni Corporation
Sunreeve Co., Ltd.
Swany Corporation
Trenza Limited
Y-Two Incorporated

Korea
FnC Kolon Corporation

Malaysia
Orientex Marketing (M) SDN. BHD.

Mexico
Deniro, S.A. de C.V.
Industrias Cavalier S.A. de C.V.

New Zealand
C.C.A. Australia Pty., Limited

Philippines
Rustan Marketing Corporation

Singapore
Orientex Trading Pte. Ltd.
Trans International Fashion Limited

Taiwan
Far Eastern Textile, Ltd.

Worldwide
Randall International, LLC
Signature Eyewear, Inc.
Venex, Inc.

Bobby Jones Distribution

Bahrain
Bermuda
Bolivia
Canada
Caribbean
China
Colombia
France
Germany
Indonesia
Ireland
Japan
Jordan
Korea
Kuwait
Mexico
Panama
Paraguay
Poland
Portugal
Russia
Saudi Arabia
South Africa
Spain
Sweden
UAE
Ukraine
United Kingdom

OPERATING GROUP SELECTED DATA

The Company operates exclusively in the apparel business. Its operations are comprised of the Men's Apparel Group ("MAG") and Women's Apparel Group. MAG designs, manufactures and markets men's tailored clothing, slacks, sportswear (including golfwear) and dress furnishings (shirts and ties); products are sold under a broad variety of business and casual apparel brands, both owned and under license, to an extensive range of retail department and specialty stores. Product price points comprise luxury, premium and moderate. The Women's Apparel Group is comprised of International Women's Apparel, which markets women's career apparel and sportswear to department and specialty stores under owned and licensed brand names, and Barrie Pace, a direct mail business offering a wide range of apparel and accessories to business and professional women through its catalogs and e-commerce website.

The following table is management's unaudited summary of sales, earnings and investment in the major components of Hartmarx Corporation operations for the five years ended November 30, 2002:

in thousands	2002	2001	2000	1999	1998
		Restated	Restated		
Sales					
Men's apparel group	$ 521,072	$ 547,365	$ 619,775	$ 672,613	$ 664,973
Women's apparel group	49,228	52,835	59,060	54,192	60,029
Total	$ 570,300	$ 600,200	$ 678,835	$ 726,805	$ 725,002
Earnings (loss) before taxes					
Men's apparel group	$ 30,630	$ 2,615	$ 36,860	$ 37,880	$ 43,928
Women's apparel group	(946)	(3,147)	2,612	5,699	6,834
Corporate expenses, interest, consolidating entries	(24,059)	(28,931)	(28,425)	(41,034)	(27,177)
Total	$ 5,625	$ (29,463)	$ 11,047	$ 2,545	$ 23,585
Adjusted net assets, at november 30					
Men's apparel group	$ 211,943	$ 260,742	$ 240,372	$ 277,442	$ 300,322
Women's apparel group	19,986	25,002	22,289	23,865	24,316
Corporate	66,385	7,769	13,856	10,777	19,249
Total	$ 298,314	$ 293,513	$ 276,517	$ 312,084	$ 343,887

- Sales are net of any intra-group transactions.
- The "Corporate expenses, interest, consolidating entries" line includes interest on all debt.
- Adjusted Net Assets is a measure of the actual controllable investment in each group, defined as assets less payables and other liabilities (excluding income taxes and any debt).

SELECTED FINANCIAL DATA

income statement data in thousands, except per share data, for years ended november 30

	2002	2001	2000	1999	1998
		Restated	Restated		
Net sales	$ 570,300	$ 600,200	$ 678,835	$ 726,805	$ 725,002
Licensing and other income	2,723	3,098	3,114	2,894	1,882
Cost of sales	405,822	448,693	491,011	541,730	540,545
Selling, general and administrative expenses	150,201	158,034	164,205	156,560	144,121
Restructuring charge	(366)	(11,625)	—	—	—
Settlement proceeds re: termination of systems project	4,500	—	—	—	—
Non-cash charge re: termination of a systems project	—	—	—	(11,195)	—
Earnings (loss) before interest, taxes and extraordinary item	21,134	(15,054)	26,733	20,214	42,218
Interest expense	15,509	14,409	15,686	17,669	18,633
Earnings (loss) before taxes, and extraordinary item	5,625	(29,463)	11,047	2,545	23,585
Tax (provision) benefit	(2,220)	11,638	(4,367)	(965)	(8,965)
Net earnings (loss) before extraordinary item	3,405	(17,825)	6,680	1,580	14,620
Extraordinary item, net of tax	(2,539)	(69)	227	—	—
Net earnings (loss)	866	(17,894)	6,907	1,580	14,620
Diluted earnings (loss) per share:					
before extraordinary item	.10	(.60)	.22	.05	.42
after extraordinary item	.02	(.60)	.23	.05	.42
Cash dividends per share	—	—	—	—	—
Average number of common shares and equivalents–diluted	33,662	30,013	29,568	32,861	34,885

balance sheet data in thousands, except per share data, at november 30, restated

	2002	2001	2000	1999	1998
Cash and cash equivalents	$ 6,854	$ 1,555	$ 1,755	$ 2,133	$ 5,292
Accounts receivable	126,221	140,163	134,148	146,135	132,556
Inventories	115,175	150,394	170,550	179,552	211,017
Other current assets	17,912	24,685	24,193	18,903	16,350
Net properties	32,555	35,691	36,407	38,994	51,034
Prepaid and intangible pension asset	64,527	14,462	21,182	25,867	30,530
Other assets/deferred taxes	92,039	76,190	46,528	51,988	52,005
Total assets	455,283	443,140	434,763	463,572	498,784
Accounts payable and accrued expenses	83,875	85,709	107,228	99,271	103,050
Total debt	123,364	171,553	125,547	170,373	179,994
Minimum pension libility	69,473	—	—	—	—
Shareholders' equity	178,571	185,878	201,988	193,928	215,740
Equity per share	5.21	6.15	6.79	6.59	6.19

SELECTED QUARTERLY DATA

In thousands except per share data	1st quarter 2002	1st quarter 2001	2nd quarter 2002	2nd quarter 2001
	Restated	Restated	Restated	Restated
Net Sales	$ 139,381	$ 140,224	$ 130,535	$ 145,623
Gross profit	37,528	38,669	35,674	37,612
Earnings (loss) before extraordinary item	(1,085)	(1,567)	(937)	(5,325)
Net earnings (loss)	(1,085)	(1,567)	(937)	(5,394)
Diluted earnings (loss) per share				
Before extraordinary item	(.03)	(.05)	(.03)	(.18)
After extraordinary item	(.03)	(.05)	(.03)	(.18)

	3rd quarter 2002	3rd quarter 2001	4th quarter 2002	4th quarter 2001
	Restated	Restated		Restated
Net Sales	$ 149,291	$ 159,094	$ 151,093	$ 155,259
Gross profit	42,303	37,374	48,973	37,852
Earnings (loss) before extraordinary item	1,624	(7,336)	3,803	(3,597)
Net earnings (loss)	(71)	(7,336)	2,959	(3,597)
Diluted earnings (loss) per share				
Before extraordinary item	.05	(.24)	.11	(.12)
After extraordinary item	—	(.24)	.08	(.12)

Notes:

1. The second quarter of 2001 includes a $.1 million extraordinary loss related to the purchase of the Company's 10 7/8% senior subordinated debentures.

2. The third quarter of 2002 includes a $1.7 million, or $.05 per share, extraordinary loss for the write-off of unamortized issue costs related to the refinancing of the Company's Credit Facility.

3. The fourth quarter of 2002 includes a $.8 million, or $.03 per share, extraordinary loss for the write-off of unamortized debt discount related to the retirement of $15 million of the $25.3 million outstanding 12 1/2% senior unsecured notes.

4. 2002 and 2001 results include restructuring charges as follows:

	2002 Pre-Tax	2002 After Tax	2001 Pre-Tax	2001 After Tax
First quarter	$ —	$ —	$ 595	$ 360
Second quarter	870	526	2,013	1,218
Third quarter	—	—	5,892	3,565
Fourth quarter	(504)	(305)	3,125	1,890
Total	$ 366	$ 221	$11,625	$ 7,033

Hartmarx common shares are traded on the New York and Chicago Stock Exchanges. The stock symbol is HMX. The quarterly composite price ranges of the Company's common stock for the past three fiscal years were:

price ranges of common shares

	2002 High	2002 Low	2001 High	2001 Low	2000 High	2000 Low
First quarter	$ 1.85	$ 1.18	$ 3.78	$ 2.28	$ 3.97	$ 3.13
Second quarter	3.02	1.29	3.61	2.55	3.22	2.16
Third quarter	2.61	1.50	3.75	1.95	3.03	2.20
Fourth quarter	2.80	1.90	3.53	1.53	3.13	2.34

BOARD OF DIRECTORS

Samaual A.T. Bakhsh [3,5]
Director
Traco Group of Companies

Jeffrey A. Cole [1,2,3]
Chairman and
Chief Executive Officer
Cole National Corporation

Raymond F. Farley [2,3]
Retired President and
Chief Executive Officer
SC Johnson Wax

Elbert O. Hand [4]
Chairman
Hartmarx Corporation

Donald P. Jacobs [1,3,5]
Dean Emeritus,
J.L. Kellogg Graduate
School of Management
Northwestern University

Dipak C. Jain [3]
Dean, J.L. Kellogg
Graduate School of
Management
Northwestern University

Charles Marshall [1,2,3]
Retired Vice Chairman
American Telephone
and Telegraph Company

Homi B. Patel [4]
President and
Chief Executive Officer
Hartmarx Corporation

Michael B. Rohlfs [1,3]
President and
Chief Executive Officer
Dearborn Financial, Inc.

Stuart L. Scott [2,3,5]
Chairman
Jones Lang LaSalle Incorporated

CORPORATE AND SUBSIDIARY OFFICERS

Corporate Officers

Elbert O. Hand*
Chairman

Homi B. Patel*
President and Chief
Executive Officer

Glenn R. Morgan*
Executive Vice President,
Chief Financial Officer
and Treasurer

Taras R. Proczko*
Senior Vice President,
General Counsel
and Secretary

Andrew A. Zahr
Vice President and Controller

Men's Apparel Group

Kenneth A. Hoffman*
Chairman and Chief
Executive Officer
Hart Schaffner & Marx

Steven J. Weiner*
Group President and
Chief Operating Officer
HMX Tailored

Paulette Garafalo*
Group President and
Chief Operating Officer
Hickey-Freeman

Jay Friedman*
Group President
HMX Sportswear

Richard L. Biegel*
President
Hart Schaffner & Marx

Walter B.D. Hickey, Jr.
Chairman
Hickey-Freeman

C. James Murray
President, Plaid Division
HMX Tailored

Perry Wolfman
President
Consolidated Apparel Group

Women's Apparel Group

Thomas L. Hall
President
International Women's Apparel

Kenneth A. Hoffman
Chairman
Barrie Pace Ltd.

International

Raymond C. Giuriceo
Vice President
and Managing Director
International Licensing

Warwick O. Jones
President
and Managing Director
Coppley Apparel Group
Canada

Richard K. Sexton
Executive Vice President
and Managing Director
Royal Shirt Company Limited
Canada

1. Audit and Finance 2. Compensation and Stock Option 3. Executive 4. Management Operations 5. Nominating and Governance

*Member of Executive Operating Board

INVESTOR INFORMATION

Hartmarx Websites

Hartmarx
www.hartmarx.com
Hart Schaffner Marx
www.hartschaffnermarx.com
Hickey-Freeman
www.hickeyfreeman.com
Coppley
www.coppley.com
Sansabelt
www.sansabelt.com
Bobby Jones
www.bobbyjonesshop.com
Barrie Pace
www.barriepace.com

Hartmarx Corporation

101 North Wacker Drive
Chicago, IL 60606
312 372 6300

Transfer Agent and Registar
EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
800 446 2617

Form 10-K

Hartmarx will provide to any investor, without charge, a copy of its annual report on form 10-K, as filed with the Securities and Exchange Commission (but without exhibits). Requests should be in writing to:

Hartmarx Corporation
Attention: Mrs. Kay C. Nalbach
Assistant Secretary
101 North Wacker Drive
Chicago, IL 60606

Forward-Looking Statements

This 2002 annual report contains forward-looking statements that are made in reliance upon the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties including, but not limited to, the demand for the Company's products by the consumer and the overall retail environment. These and other risk factors are identified in cautionary statements included from time to time in the Company's filings with the Securities and Exchange Commission.

BRANDS AND PRODUCTS

FROM BUSINESS BASICS TO LUXURY LIFESTYLE OPTIONS, HARTMARX MAKES A WIDE VARIETY OF APPAREL FOR A DISTINCTIVE ARRAY OF CUSTOMERS. IT'S A DIVERSIFIED APPROACH THAT HELPS US FOCUS ON OUR ULTIMATE GOAL: EXCELLENCE ON EVERY LEVEL.

LUXURY

HF HICKEY FREEMAN®	Bobby Jones®*	BURBERRY®* LONDON
Tailored Clothing Dress Shirts Neckwear Sportswear Outerwear	Men's Golfwear Women's Golfwear Sportswear Sportcoats and Slacks	Men's Tailored Clothing

TAILORED

HART SCHAFFNER MARX®	Austin Reed®*	Kenneth Cole®* NEW YORK	TED BAKER®* LONDON
Tailored Clothing	Tailored Clothing	Tailored Clothing	Tailored Clothing
EVAN-PICONE®*	claiborne®*	TOMMY HILFIGER®*	 SANSABELT ®
Tailored Clothing	Men's Tailored Clothing	Tailored Clothing	Tailored Clothing
PERRY ELLIS®*	Palm Beach™	pierre cardin®*	 ™ *
Tailored Clothing	Tailored Clothing	Tailored Clothing	Tailored Clothing

MEN'S SPORTSWEAR

Austin Reed®*	TED BAKER®* LONDON	Jack Nicklaus®*	PUSSER'S WEST INDIES®
Sportswear	Sportswear	Sportswear Golfwear	Sportswear
NATURALIFE®			
Sportswear			

WOMENSWEAR

BARRIE PACE LTD.®*	Austin Reed®*	TED BAKER®* LONDON	HAWKSLEY&WIGHT™ TAILORED CLOTHING
Tailored Separates	Tailored Separates	Women's Collection	Tailored Separates
 ®			
Sportswear			

INTERNATIONAL

Coppley™	ROYAL SHIRT™	L'esprit du pantalon Canadien™
Tailored Clothing	Dress Shirts	Slacks

* The referenced trademarks are licensed to, and not owned by Hartmarx Corporation or an affiliated company.



FOCUSED DIVERSIFICATION

HARTMARX 2002

Annual Report